Filed by: Leap Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Leap Therapeutics, Inc.

Commission File Number: 132-00001

Leap Therapeutics and Macrocure Announce Definitive Merger Agreement

Combined company to advance Leap’s two first-in-class immuno-oncology monoclonal antibodies targeting aggressive cancers

CAMBRIDGE, Mass. and PETACH TIKVA, Israel — August 29, 2016 - Leap Therapeutics, Inc., a clinical stage immuno-oncology company, and Macrocure Ltd. (NASDAQ: MCUR) today announced the signing of a definitive merger agreement.  Under the terms of the agreement, Macrocure will become a wholly owned subsidiary of Leap, and Leap will become a public company.  In connection with the transaction, Leap will apply to have the shares of the combined entity listed for trading on NASDAQ upon completion of the merger.

Under the terms of the agreement, Macrocure shareholders will exchange their Macrocure shares for newly issued shares of Leap common stock.  In addition, existing Leap investors, including entities affiliated with HealthCare Ventures, have committed to invest an additional $10 million at the closing of the transaction.  On a pro forma basis, after giving effect to the merger and the investment, Macrocure equity holders are expected collectively to own approximately 31.8%, and Leap equity holders are expected collectively to own approximately 68.2% of the combined company, subject to certain possible adjustments based on Macrocure’s net cash level at closing. Existing Leap shareholders will receive the right to a royalty, under certain circumstances, based on future net sales.  The combined company is expected to have a minimum of $30 million of cash at closing to finance future operations.

“The combination with Macrocure positions our organization as a leading immuno-oncology company with sufficient capital to advance our pipeline of first-in-class monoclonal antibodies through significant value-creating events,” commented Christopher K. Mirabelli, PhD, CEO of Leap.  “Importantly, we anticipate achieving substantial clinical milestones over the course of 2016 and 2017.  We plan to present data and initiate randomized studies for DKN-01, our lead development candidate, which has demonstrated clinical activity in esophageal cancer and cholangiocarcinoma when combined with chemotherapy; and we expect to report data from a repeat-dose study of TRX518, a novel GITR agonist monoclonal antibody which is believed to enhance an immune anti-tumor response.”

“After careful review of many alternatives, the executive team and Board of Directors of Macrocure believe this transaction provides great potential for our shareholders,” said Nissim Mashiach, President and Chief Executive Officer of Macrocure Ltd.  “Leap Therapeutics has a maturing pipeline of novel drug candidates focused on key immuno-oncology targets that are designed to provide new and valuable treatment options for patients suffering from aggressive cancers.  Furthermore, Leap’s experienced management team has a track record relating to public and private companies and drug development success.”

The executive team of Leap Therapeutics will remain in their positions in the combined entity that will be based out of Leap Therapeutics’ current corporate office in Cambridge, Massachusetts.  The combined entity’s leadership team will consist of Christopher K. Mirabelli, PhD, who will serve as Chief Executive Officer and Chairman of the Board of Directors, Augustine Lawlor as Chief Operating Officer, and Douglas E. Onsi as Chief Financial Officer.  At the closing, two Macrocure designated individuals, including Nissim Mashiach, will join Leap’s Board of Directors.

The Board of Directors of both companies have unanimously approved the proposed merger.  Macrocure’s shareholders who hold approximately 51% of Macrocure’s voting shares, have entered into agreements in support of the proposed transaction.  While these agreements assure the approval of the merger, all Macrocure shareholders will be asked to vote on the merger at a meeting of shareholders.  Additionally, entities affiliated with HealthCare Ventures and Eli Lilly, which own all of Leap’s outstanding voting shares, have entered into agreements in support of the proposed transaction.  The transaction is expected to close near year-end, subject to shareholder approval and other customary closing conditions which are set forth in the merger agreement.

Raymond James is serving as exclusive financial advisor to Macrocure Ltd.

Leap expects to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission to register the shares of common stock to be issued in the merger.  The registration statement will contain more detailed information about the transaction, as well as information about the respective companies. In addition, Macrocure expects to file a current report on Form 6-K shortly regarding the transaction. Macrocure also will be mailing a proxy statement to its shareholders, which will be filed on a current report on Form 6-K and attached as an appendix to Leap’s Form S-4 registration statement.

About DKN-01

DKN-01 is a humanized monoclonal IgG4 monoclonal antibody with neutralizing activity against the Dickkopf-1 protein.  DKN-01 is currently being studied in clinical trials in esophageal cancer and cholangiocarcinoma.  DKN-01 demonstrated clinical activity as a single agent in patients with non-small cell lung cancer in a Phase 1 dose escalation study that was presented at the American Society for Clinical Oncology (ASCO) 2014 Annual Meeting and in combination with paclitaxel in patients with esophageal cancer in a study that was presented at the European Society for Medical Oncology (ESMO) World GI Congress in 2016.  Additional data from the study of DKN-01 plus the combination of gemcitabine and cisplatin in patients with cholangiocarcinoma will be presented at the ESMO Annual Meeting in October 2016.

About TRX518

TRX518 is a humanized aglycosyl IgG1 monoclonal antibody with agonist activity targeting GITR.  TRX518 has been shown to bind and activate GITR through bivalent binding to the receptor.  TRX518 was engineered to remove Fc-receptor interactions to prevent complement-mediated cytolysis and antibody-mediated depletion of leukocytes expressing GITR.  TRX518 surrogate antibodies have been effective in preclinical animal models, prolonging survival or enhancing immune responses when combined with chemotherapeutics and checkpoint inhibitors.  Initial clinical data on TRX518 was presented at the ASCO 2016 Annual Meeting.

About Leap Therapeutics

Leap Therapeutics is an immuno-oncology company with two clinical stage programs.  Leap’s most advanced clinical candidate, DKN-01, is a humanized monoclonal antibody targeting the Dickkopf-1 (DKK1) protein.  DKN-01 is in clinical trials in esophageal cancer and cholangiocarcinoma.  Leap’s second clinical candidate, TRX518, is a novel, humanized GITR agonist monoclonal antibody designed to enhance the immune system’s anti-tumor response.  TRX518 is in clinical trials in patients with advanced solid tumors.  For more information about Leap Therapeutics, please visit http://www.leaptx.com.

About Macrocure Ltd.

Macrocure Ltd. is a clinical-stage biotechnology company that was focused on developing a novel therapeutic platform to address chronic and hard-to-heal wounds.  For more information, please visit www.macrocure.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements that are not historical facts, such as statements regarding assumptions and results related to financial results, forecasts, clinical trials, and regulatory authorizations.  Words such as “will,” “expect,” “anticipate,” “plan,” “believe,” “design,” “may,” “future,” “estimate,” “predict,” “objective,” “goal,” or variations thereof and variations of such words and similar expressions are intended to identify such forward-looking statements.  Forward-looking statements are based on Macrocure’s and/or Leap’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties, and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, the expected timing and likelihood of completion of the proposed merger, the occurrence of any event, change, or other circumstance that could result in the termination of the merger agreement or the anticipated financing, receipt and timing of any required governmental or regulatory approvals relating to the registration and listing of Leap’s common stock or otherwise relating to the merger, the anticipated amount needed to finance the combined company’s future operations, unexpected results of clinical trials, delays or denial in regulatory approval process, or additional competition in the market. The forward-looking statements made herein speak only as of the date of this release and Macrocure and Leap undertake no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed Merger or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

In connection with the proposed merger, Leap intends to file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a prospectus and other relevant documents relating to the proposed merger and combined company.  Macrocure intends to file a current report on Form 6-K containing its proxy statement and other documents relating to the proposed merger.  This communication is not a substitution for the registration statement, final prospectus, proxy statement, or any other documents that Leap and Macrocure may file with the SEC or send to shareholders in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT LEAP, MACROCURE, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement, the prospectus, the proxy statement, and any other documents filed by Leap and Macrocure with the SEC (when available) at the SEC’s website at www.sec.gov.  Copies of documents filed by Leap may be obtained for free by contacting Leap Investor Relations by mail at Leap Therapeutics, Inc., 47 Thorndike Street, Suite B1-1, Cambridge, MA 02141, Attention: Investor Relations or by telephone at (617)-714-0360.  Copies of documents filed by Macrocure may be obtained for free by contacting Macrocure Investor Relations by mail at Macrocure Ltd., 25 Hasivim Street, Kiryat Matalon, Petach Tikva 4959383, Israel, Attention: Investor Relations, by telephone at +(972)-54-565-6011, or by going to Macrocure’s Investor Relations page at http://investor.macrocure.com/. The contents of Macrocure’s website are not deemed to be incorporated by reference into the registration statement, the prospectus, or the proxy statement.

Leap Therapeutics Contact

Douglas E. Onsi, Chief Financial Officer

donsi@leaptx.com

617-714-0360

Macrocure Ltd. Contact
Shai Lankry, Chief Financial Officer
Shai@macrocure.com
972-54-565-6011

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